Exhibit 99.1

Organigram Launches New 1g Trailblazer Torch Vape Cartridges

Trailblazer Spark, Flicker and Glow 510-thread vape cartridges now available in both 0.5g and 1g formats

Featured flavours include Purple Punch, Maui Wowie and Cherry Kush

MONCTON, New Brunswick--(BUSINESS WIRE)--December 16, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges in a new 1g format.

With vapes being one of the most popular categories in the Canadian adult-use recreational market, Trailblazer Torch extends Organigram’s lineup with a full suite of trial-size 0.5g and full-size 1g cartridges for the 510-thread vaporizer.

Trailblazer Torch offers consumers 510 cartridges, high-quality CO2 extract and three unique terpene-infused flavours.

“As one of the first companies to launch 510-thread vape cartridges into the legal, adult recreational market in Canada, we are proud to continue building on our reputation for affordable, quality products that respond to consumer demand,” says Greg Engel, CEO, Organigram. “The Trailblazer portfolio reflects our consumers’ focus on, and appreciation of, authentic cannabis experiences, value and variety.”

Trailblazer Torch flavours are based on consumer flavour preferences and available in three varieties including:

  Flicker Torch boasts terpenes that evoke the flavour of Purple Punch, a rare indica strain known for its light blueberry and grape flavour.
  Spark Torch contains terpenes that are inspired by the flavour of Maui Wowie, a Hawaiian sativa strain known for having a hint of pineapple, mango, pine and pepper flavours.
  Glow Torch features terpenes that mirror the flavour of Cherry Kush, a hybrid strain known for its cherry, earthy and sour flavours.

“Quality derivative-based products are an increasingly significant element of the growing cannabis marketplace in Canada. At Organigram, we remain committed to thoughtful, strategic leadership in this dynamic area,” says Engel.

Trailblazer Torch 1g are currently available in certain provincial retail stores.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include timing for availability of products in the market, consumer acceptance of products, factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca